Template -- 2009 Revisions
CHANGE OF CONTROL SEVERANCE AGREEMENT
AS AMENDED
[TIERS I, II & III1]
          This Agreement (“Agreement”) is dated as of                     , 20[09], by and between SUPERVALU INC., a Delaware corporation (the “Company”), and                                          (the “Executive”).
          WHEREAS, the Company’s Board of Directors (the “Board”) considers the continued services of key executives of the Company to be in the best interests of the Company and its stockholders; and
          WHEREAS, the Board desires to assure and has determined that it is appropriate and in the best interests of the Company and its stockholders to reinforce and encourage the continued attention and dedication of key executives of the Company to their duties of employment without personal distraction or conflict of interest in circumstances arising from the possibility or occurrence of a Change of Control of the Company; and
          WHEREAS, the Board has authorized the Company to enter into continuity agreements with those key executives of the Company who are designated by the Executive Personnel and Compensation Committee of the Board of Directors (the “Committee”), such agreements to set forth the severance compensation which the Company agrees under certain circumstances to pay such executives; and
          WHEREAS, Executive is a key executive of the Company and has been designated by the Committee as an executive to be offered such a continuity compensation agreement with the Company.
          NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive agree as follows:
1)	General Principles. This Agreement is effective on the first date that it has been signed by both the Company and Executive. Words and phrases used with initial capital letters shall have the meaning assigned to them in Section 17 and in other Sections of this Agreement unless, in the context in which used, it would be unreasonable to do so. The captions given to Sections of this Agreement are solely for convenience of reference and shall not be considered in construing this Agreement.

2)	Employment following Change of Control.
a)	Employment Continued. If a Change of Control occurs, Executive’s employment shall be continued hereunder for the Employment Period, subject to Executive’s Separation from Service as described hereinafter. Any existing employment agreement between Executive and the Company shall continue to be effective following the Change of Control, but severance amounts under this Agreement shall be reduced by amounts payable under any such employment agreement.

b)	Terms of Continued Employment. During the Employment Period, the following shall apply.

[1]	Tier I - the CEO; Tier II – the EVPs; Tier III – those remaining corporate officers who are offered this form of Agreement.

i)	Executive shall have at least the same titles and responsibilities as those in effect immediately prior to the Change of Control unless mutually agreed otherwise.

ii)	Executive shall receive an annual base salary which is not less than the highest base salary in effect for Executive at any time in the twelve (12) months preceding the Change of Control, and the Company shall review the salary annually with a view to increasing it; provided any such increase shall be in the sole discretion of the Board. Once increased, base salary cannot be decreased.

iii)	If Executive has not been terminated, for the year of the Change of Control and for each year thereafter during which Executive is employed, Executive shall be paid an annual bonus which shall be no less than the highest of (A) the bonus which Executive would have received under the Company’s bonus plans as they were in effect prior to the Change of Control (based upon actual performance in the year up to the Change of Control), (B) the average of the annual bonuses paid or payable in respect of the three years prior to the Change of Control, or (C) Executive’s Target Bonus immediately prior to the Change of Control. In addition, Executive shall be afforded long term incentive opportunities that are not less than the level in effect prior to the Change of Control.

iv)	Executive shall be provided with, pension, general insurance, vacation, fringe benefits, perquisites (including an automobile allowance, if any), the use of an office and support staff that are commensurate with the pension, general insurance, vacation, fringe benefits, perquisites (including an automobile allowance, if any), the use of an office and support staff provided to Executive immediately prior to the Change of Control or, if more favorable to Executive, at the level made available to other similarly situated executive officers of the Company after the Change of Control.

v)	Executive’s place of employment following a Change of Control shall be no farther than forty-five (45) miles from Executive’s place of employment prior to the Change of Control.
3)	Payment upon Separation from Service Incident to a COC.
a)	Payment Triggers. Executive shall be entitled to the severance benefits provided in Section 4 hereof if, and only if, Executive has a Separation from Service and that Separation from Service occurs either:
i)	prior to a Change of Control, as a result of an Anticipatory Separation, or

ii)	within two (2) years following a Change of Control:
(1)	by the Company without Cause, or

(2)	by Executive for Good Reason.
b)	Excluded Separations. Without limiting the generality of the foregoing, if Executive has a Separation from Service prior to a Change of Control for any reason other than an Anticipatory Separation, this Agreement (excluding the covenants in Section 11) shall terminate and have no effect and Executive shall receive only such severance payments, if any, as are provided in any other existing agreement between Executive and the Company. If Executive has a Separation from Service after a Change of Control other than by the Company without Cause or by Executive for Good Reason, this Agreement (excluding the covenants in Section 11) shall terminate and have no effect and Executive shall receive only such severance payments, if any, as are provided in any other existing agreement between Executive and the Company.

c)	Death & Disability. Notwithstanding the foregoing, Executive shall not be entitled to severance benefits under this Agreement if Executive’s Separation from Service is on account of Executive’s death or Disability. Executive’s death or Disability subsequent to a Separation from Service which would otherwise give rise to severance benefits under this Agreement will not disqualify Executive’s estate or Executive from receiving the severance benefits.

d)	Notice of Termination by Company. Any purported Separation from Service of Executive by the Company (whether for Cause or without Cause) shall be communicated by a Notice of Termination to Executive. No purported Separation from Service of Executive by the Company shall be effective without a Notice of Termination having been given.

e)	Good Reason Notice by Executive. Any purported Separation from Service by Executive for Good Reason shall be communicated by a Notice of Termination to the Company. An Executive’s Separation from Service will not be for Good Reason unless (i) Executive gives the Company written notice of the event or circumstance which Executive claims is the basis for Good Reason within six (6) months of such event or circumstance first occurring, and (ii) the Company is given thirty (30) days from its receipt of such notice within which to cure or resolve the event or circumstance so noticed. If the circumstance is cured or resolved within said 30 days, Executive’s Separation from Service will not be for Good Reason.
4)	Compensation Upon Separation from Service Incident to a Change of Control. If, pursuant to Section 3, Executive has a Separation from Service that qualifies Executive for benefits under this Section 4, and upon Executive’s timely execution and non-rescission of a Release of Claims, as further described in Section 12(c) below, Executive shall be entitled to the following payments and benefits.
a)	Lump Sum Severance. On the tenth (10th)business day following such Separation from Service (or at such later time as may be provided under Section 4(h)), the Company shall pay or cause to be paid to Executive a lump sum cash amount equal to [ 2] times the sum of (i) Executive’s annual Base Salary , and (ii) Executive’s Target Bonus.

b)	Other Remuneration.
i)	Salary and Vacation Pay. In addition, at the time of the payment under Section 4(a), Executive shall be entitled to an additional lump sum cash payment equal to the sum of (A) Executive’s earned but unpaid salary through the date of Separation from Service, and (B) an amount, if any, of accrued vacation pay, in each case, in full satisfaction of Executive’s rights thereto. In addition, Executive shall be entitled to payment of annual bonus plan and long term incentive plan amounts, if any, due but not yet paid as of the Separation from Service with respect to years or cycles that were completed before the Separation from Service.

ii)	Interrupted Annual Bonus. In addition, Executive shall receive a pro-rated payment of such bonus as would have been earned based on actual performance for the annual bonus cycle that includes the Separation from Service. This pro-rated annual bonus will be determined on the basis of actual performance through the Separation from Service. Except to the extent Executive has elected to defer payment of such amount pursuant to a deferred compensation plan, the pro-rated amount shall paid at the same time other bonuses are paid under the annual bonus plan. In all events, however, this payment under the annual bonus plan shall be paid not later than the later of (A) March 15 following the end of the calendar year in

[2]	For Tier I – “three (3).” For Tier II – “two (2).” For Tier III – “one (1).”

which the Separation from Service occurs, or (B) May 15 following the end of the Company’s fiscal year in which the Separation from Service occurs.
c)	No Effect on Other Agreements. Except as expressly provided in this Agreement, nothing in this Agreement shall be interpreted or relied upon as a basis to amend, modify, accelerate or defer, or otherwise change any contributions to or payments that may be due from any other plan or arrangement that are deferred compensation subject to section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

d)	Continued Welfare Benefits.
i)	In General. Executive shall be entitled to continued medical, dental and life insurance coverage for Executive and Executive’s eligible dependents on the same basis as in effect prior to the Change of Control or Executive’s Separation from Service, whichever is deemed to provide for more substantial benefits, until the earlier of (A) the end of the Separation Period, or (B) the commencement of comparable coverage with a subsequent employer or under a plan of Executive’s spouse’s employer.

ii)	Impossibility. If the Company determines that it is not able to provide the coverage required above under the general terms and provisions of the Company’s welfare benefit plans consistent with the underwriting, regulatory and tax treatment intended for those plans, then the Company shall reimburse Executive for the cost of obtaining substantially similar benefits (the “Benefit Payment”) and shall pay Executive an additional amount, such that after payment of all applicable federal, state and local income and payroll taxes imposed upon Executive as a result of the Benefit Payment, Executive retains an amount equal to the amount of the Benefit Payment.
e)	Outplacement. If so requested by Executive, outplacement services shall be provided by a professional outplacement provider mutually acceptable to Executive and the Company at a cost to the Company of not more than Twenty-Five Thousand Dollars ($25,000). Such services may be provided by direct payment to the outplacement provider (and not by reimbursement to Executive). However, services shall be paid or reimbursed only if the services are provided during the period beginning with the Separation from Service and ending on the December 31 of the second calendar year following the calendar year in which the Separation from Service occurred.

f)	Indemnification; Liability Insurance. The Company shall maintain, for a period not less than six years following Executive’s Separation from Service, indemnification policies and liability insurance coverage for Executive’s benefit comparable to those indemnification policies and liability insurance coverage provided by the Company for Executive’s benefit prior to the Change of Control.

g)	Withholding. Payments and benefits provided pursuant to this Section 4 or any other provision of this Agreement shall be subject to any applicable income, payroll and other taxes required to be withheld.

h)	Limitations on Payment of Deferred Compensation. To the extent that any payments or benefits to be provided to Executive under this Agreement would be considered deferred compensation under section 409A of the Code and Executive is, as of Separation from Service, a “specified employee” as defined in regulations issued under section 409A of the Code, then any such payments that would otherwise be due and payable during the first six (6) months following and on account of a Separation from Service shall instead be paid to Executive upon the earlier of (i) six months and one day after the date of Executive’s Separation from Service or (ii) any other date permitted under section 409A(a)(2) and section 409A(a)(3). To the extent that any payments or benefits to be provided to Executive under this Agreement would be considered deferred compensation under section 409A of the Code, the provisions of this Agreement pertaining thereto shall be construed and administered to comply with section 409A. Neither the Company nor any of its officers, directors, agents or affiliates shall be obligated, directly or indirectly, to Executive or any other person for any taxes, penalties, interest or like amounts that may be imposed on Executive or other person on account of any amounts paid or payable under this Agreement or on account of any failure to comply with section 409A.
5)	280G Best Net.
a)	Reduction Alternative. Anything in this Agreement to the contrary notwithstanding, if it is determined (as hereafter provided) that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a “Payment”), would be subject to the excise tax imposed by section 4999 of the Code (or any successor provision thereto) by reason of being “contingent on a change in ownership or control” of the Company, within the meaning of section 280G of the Code (or any successor provision thereto) or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), then if a reduction in the amount of payments under Section 4(a) of this Agreement sufficient to avoid the excise tax would result in an increase in the total amount of all Payments that would be retained by Executive, net of all applicable taxes, then and only then, the payments due under Section 4(a) shall be reduced to the amount that, when considered with all Payments taken into account under section 280G is One Dollar ($1.00) less than the smallest sum that would subject Executive to the excise tax.

b)	Determinations. If at any time Executive disagrees with any part of the Company’s determinations as to the application of Section 5(a), the disputed matter shall be referred to the nationally recognized firm of certified public accountants (the “Accounting Firm”) used by the Company prior to the Change of Control (or, if such Accounting Firm declines to serve, the Accounting Firm shall be a nationally recognized firm of certified public accountants selected by Executive). The Accounting Firm shall be directed by the Company or Executive to submit its determination and detailed supporting calculations to both the Company and Executive within fifteen (15) calendar days after the Separation from Service, if applicable, and any other such time or times as may be requested by the Company or Executive. In connection with making determinations under this Section 5, the Accounting Firm shall take into account the value of any reasonable compensation for services to be rendered by Executive before or after the Change of Control, including any restrictive covenants that may apply to Executive and the Company shall cooperate in the valuation of any such services, including any restrictive covenants.

c)	Process. The Company and Executive shall each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 5(b) hereof.

d)	Fees and Expenses. The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Section 5 hereof shall be borne by the Company. If such fees and expenses are initially advanced by Executive, the Company shall reimburse Executive the full amount of such fees and expenses on the fifth business day after receipt from Executive of a statement therefore and reasonable evidence of Executive’s payment thereof.

6)	Obligations Absolute; No Mitigation; No Effect On Other Rights.
a)	Absolute. The obligations of the Company to make the payment to Executive, and to make the arrangements, provided for herein are absolute and unconditional and may not be reduced by any circumstances, including without limitation any set-off, counterclaim (including without limitation, pursuant to Section 11), recoupment, defense or other right which the Company may have against Executive or any third party at any time.

b)	No Mitigation. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to Executive in any subsequent employment.

c)	Other Agreements. The provisions of this Agreement, and any payment provided for herein, shall not supersede or in any way limit the rights, benefits, duties or obligations which Executive may now or in the future have under any benefit, incentive or other plan or arrangement of the Company or any other agreement with the Company.
7)	Not an Employment Agreement. Subject to the terms of this or any other agreement or arrangement between the Company and Executive that may then be in effect, nothing herein shall prevent the Company from terminating Executive’s employment.

8)	Successors; Binding Agreement; Assignment.
a)	Company’s Successors. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business of the Company, by agreement to expressly, absolutely and unconditionally assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a material breach of this Agreement and shall entitle Executive to terminate Executive’s employment with the Company or such successor for Good Reason immediately prior to or at any time after such succession. As used in this Agreement, “Company” shall mean (i) the Company as hereinbefore defined, and (ii) any successor to all or substantially all of the Company’s business or assets which executes and delivers an agreement provided for in this Section 8(a) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law, including any parent or subsidiary of such a successor.

b)	Executive’s Successors. This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amount would be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive’s estate or designated beneficiary. Neither this Agreement nor any right arising hereunder may be assigned or pledged by Executive.
9)	Notice. For purpose of this Agreement, notices and all other communications provided for in this Agreement or contemplated hereby shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed United States certified or registered mail, return receipt requested, postage prepaid, and addressed, in the case of the Company, to the Company at:
P.O. Box 990
Minneapolis, MN 55440
Attention: Corporate Secretary

and in the case of Executive, to Executive at the most current address shown on Executive’s employment records. Either party may designate a different address by giving notice of change of address in the manner provided above, except that notices of change of address shall be effective only upon receipt.

10)	Expenses. In addition to all other amounts payable to Executive under this Agreement, the Company shall pay or reimburse Executive for legal fees (including without limitation, any and all court costs and attorneys’ fees and expenses) incurred by Executive in connection with or as a result of any claim, action or proceeding brought by the Company or Executive with respect to or arising out of this Agreement or any provision hereof; unless (i) in the case of an action brought by Executive, it is determined by an arbitrator or by a court of competent jurisdiction that such action was frivolous and was not brought in good faith, or (ii) in the case of a claim arising under Section 11 hereof, the Company prevails on the merits of such claim.

11)	Employee Covenants. In consideration of this Agreement, and in recognition of the fact that, as a result of Executive’s employment with the Company or any of its affiliates, Executive has had or will have access to and gain knowledge of highly confidential or proprietary information or trade secrets pertaining to the Company or its affiliates, as well as the customers, suppliers, joint ventures, licensors, licensees, distributors or other persons and entities with whom the Company or any of its affiliates does business (“Confidential Information”), which the Company or its affiliates have expended time, resources and money to obtain or develop and which have significant value to the Company and its affiliates, Executive agrees for the benefit of the Company and its affiliates, and as a material condition to Executive’s receipt of benefits described in this Agreement, as follows.
a)	Non-Disclosure of Confidential Information. Executive acknowledges that Executive will receive access or have received access to Confidential Information about the Company or its affiliates, that this information was obtained or developed by the Company or its affiliates at great expense and is zealously guarded by the Company and its affiliates from unauthorized disclosure and that Executive’s possession of this special knowledge is due solely to Executive’s employment with the Company or one or more of its affiliates. In recognition of the foregoing, Executive will not at any time during employment or following termination of employment for any reason, disclose, use or otherwise make available to any third party any Confidential Information relating to the Company’s or any affiliate’s business, products, services, customers, vendors or suppliers; trade secrets, data, specifications, developments, inventions and research activity; marketing and sales strategies, information and techniques; long and short term plans; existing and prospective client, vendor, supplier and employee lists, contacts and information; financial, personnel and information system information and applications; and any other information concerning the business of the Company or its affiliates which is not disclosed to the general public or known in the industry, except for disclosure necessary in the course of Executive’s duties or with the express written consent of the Company. All Confidential Information, including all copies, notes regarding, and replications of such Confidential Information will remain the sole property of the Company or its affiliate, as applicable, and must be returned to the Company or such affiliate immediately upon termination of Executive’s employment.

b)	Return of Property. Upon termination of employment with the Company or any of its affiliates, or at any other time at the request of the Company, Executive shall deliver to a designated Company representative all records, documents, hardware, software and all other property of the Company or its affiliates and all copies of such property in Executive’s possession. Executive acknowledges and agrees that all such materials are the sole property of the Company or its affiliates and that Executive will certify in writing to the Company at the time of delivery, whether upon termination or otherwise, that Executive has complied with this obligation.

c)	Non-Solicitation of Existing or Prospective Customers, Vendors and Suppliers. Executive specifically acknowledges that the Confidential Information described in Section 11(a) includes confidential data pertaining to existing and prospective customers, vendors and suppliers of the Company or its affiliates; that such data is a valuable and unique asset of the business of the Company or its affiliates; and that the success or failure of their businesses depends upon the their ability to establish and maintain close and continuing personal contacts and working relationships with such existing and prospective customers, vendors, and suppliers and to develop proposals which are specific to such existing and prospective customers, vendors, and suppliers. Therefore, during Executive’s employment with the Company or any of its affiliates and for the twelve (12) months following termination of employment for any reason, Executive agrees that Executive will not, except on behalf of the Company or its affiliates, or with the Company’s express written consent, solicit, approach, contact or attempt to solicit, approach or contact, either directly or indirectly, on Executive’s own behalf or on behalf of any other person or entity, any existing or prospective customers, vendors, or suppliers of the Company or its affiliates with whom Executive had contact or about whom Executive gained Confidential Information during Executive’s employment with the Company or its affiliates for the purpose of obtaining business or engaging in any commercial relationship that would be competitive with the “Business of the Company” (as defined below in Section 11(e)(i)) or cause such customer, supplier, or vendor to materially change or terminate its business or commercial relationship with the Company or its affiliates.

d)	Non-Solicitation of Employees. Executive specifically acknowledges that the Confidential Information described in Section 11 also includes confidential data pertaining to employees and agents of the Company or its affiliates, and Executive further agrees that during Executive’s employment with the Company or its affiliates and for the twelve (12) months following termination of employment for any reason, Executive will not, directly or indirectly, on Executive’s own behalf or on behalf of any other person or entity, solicit, contact, approach, encourage, induce or attempt to solicit, contact, approach, encourage or induce any of the employees or agents of the Company or its affiliates to terminate their employment or agency with the Company or any of its affiliates.

e)	Non-Competition. Executive covenants and agrees that during Executive’s employment with the Company or any of its affiliates and for the twelve (12) months following termination of employment for any reason, Executive will not, in any geographic market in which Executive worked on behalf of the Company or any of its affiliates, or for which Executive had any sales, marketing, operational, logistical or other management or oversight responsibility, engage in or carry on, directly or indirectly, as an owner, employee, agent, associate, consultant, partner or in any other capacity, a business competitive with the Business of the Company. This Section 11(e) shall not apply following a Change in Control.
i)	The “Business of the Company” shall mean any business or activity involved in grocery or general merchandise retailing and supply chain logistics, including but not limited to grocery distribution, business-to-business portal, retail support services, and third-party logistics, of the type provided by the Company or its affiliates, or presented in concept to Executive by the Company or its affiliates at any time during Executive’s employment with the Company or any of its affiliates.

ii)	To “engage in or carry on” shall mean to have ownership in such business (excluding ownership of up to 1% of the outstanding shares of a publicly-traded company) or to consult, work in, direct or have responsibility for any area of such business, including but not limited to operations, logistics, sales, marketing, finance, recruiting, sourcing, purchasing, information technology or customer service.

f)	No Disparaging Statements. Executive agrees that Executive will not make any disparaging statements about the Company, its affiliates, directors, officers, agents, employees, products, pricing policies or services.

g)	Remedies for Breach of These Covenants. Any breach of the covenants in this Section 11 likely will cause irreparable harm to the Company or its affiliates for which money damages could not reasonably or adequately compensate the Company or its affiliates. Accordingly, the Company or any of its affiliates shall be entitled to all forms of injunctive relief (whether temporary, emergency, preliminary, prospective or permanent) to enforce such covenants, in addition to damages and other available remedies, and Executive consents to the issuance of such an injunction without the necessity of the Company or any such affiliate posting a bond or, if a court requires a bond to be posted, with a bond of no greater than Five Hundred Dollars ($500) in principal amount. In the event that injunctive relief or damages are awarded to the Company or any of its affiliates for any breach by Executive of this Section 11, Executive further agrees that the Company or such affiliate shall be entitled to recover its costs and attorneys’ fees necessary to obtain such recovery. In addition, Executive agrees that upon Executive’s breach of any covenant in this Section 11, all unexercised options issued under any stock option plans of the Company will immediately terminate and the Company shall have the right to exercise any and all of the rights described above.

h)	Enforceability of These Covenants. It is further agreed and understood by Executive and the Company that if any part, term or provision of these terms and conditions should be held to be unenforceable, invalid or illegal under any applicable law or rule, the offending term or provision shall be applied to the fullest extent enforceable, valid or lawful under such law or rule or, if that is not possible, the offending term or provision shall be struck and the remaining provisions of these Terms and Conditions shall not be affected or impaired in any way.
12)	Miscellaneous. No provision of this Agreement may be amended, altered, modified, waived or discharged unless such amendment, alteration, modification, waiver or discharge is agreed to in writing signed by Executive and such officer of the Company as shall be specifically designated by the Committee or by the Board.
a)	409A Amendments. Notwithstanding the foregoing, if the Company determines from time to time in good faith that any provision of this Agreement is not or may not be in compliance with section 409A of the Code and that such provisions can be amended to comply with section 409A without causing any violation of any other provision of law, the Company may, but shall not be obligated to, amend such provision without the consent of Executive for the purpose of eliminating or modifying the provision in such manner as the Company determines to be necessary and appropriate to comply with section 409A of the Code. In effecting any such amendment, the Company shall replace any benefits that may be lost with economic consideration of its choosing that is of equal cost or of equal value, as determined in its reasonable discretion. Unless under the circumstances it is impracticable to do so, Executive shall be given reasonable advance notice of the Company’s intention to amend. Any such amendment shall be applied on a reasonably uniform basis to all similar agreements and shall be evidenced in writing. Executive shall receive such written notice as soon as practicable after its effective date.

b)	No Waivers. No waiver by either party, at any time, of any breach by the other party of, or of compliance by the other party with, any condition or provision of this Agreement to be performed or complied with by such other party shall be deemed a waiver of any similar or dissimilar provision or condition of this Agreement or any other breach of or failure to comply with the same condition or provision at the same time or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to its conflict of laws rules. Any action brought by Executive or the Company shall be brought and maintained in a court of competent jurisdiction in the State of Minnesota.

c)	Release of Claims Required.
i)	Notwithstanding any other provision of this Agreement, no benefits shall be paid pursuant to Section 4(a) if Executive:
(1)	fails to execute and deliver to the Company a release of claims (the “Release of Claims”) in the form and manner prescribed by the Company, within the time set forth in the Release of Claims, or

(2)	revokes or rescinds such Release of Claims and Agreement during the revocation or rescission period set forth in such Release of Claims.
ii)	The Release of Claims will include Executive’s agreements related to confidentiality, non-competition, non-solicitation, non-disparagement and arbitration.

iii)	It is the responsibility of the Company to deliver to Executive the Company’s form of Release of Claims sufficiently before the date specified in Section 4(a) for payment (including, if applicable, such later date as is specified under Section 4(h)), such that Executive is afforded such period as may be required by applicable statute or regulation to consider whether to sign the Release of Claims and whether to revoke or rescind such Release of Claims. If the Company shall fail to do so, Executive’s obligation to execute and deliver a Release of Claims is waived.
13)	Severability. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party hereto waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

14)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which shall be deemed to constitute one and the same instrument.

15)	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein (except that any other non-disclosure, non-competition or non-solicitation agreements or provisions the parties hereto have entered into shall continue to be in effect). [Without limiting the generality of the foregoing, this Agreement completely supersedes the prior Change of Control Severance Agreement, As Amended, between the Company and Executive dated as of , . ][3]

16)	Grantor Trust. Immediately prior to a Change of Control, the Company shall contribute to a grantor trust an amount equal to one hundred twenty-five percent (125%) of the payments Executive would receive from the Company, pursuant to Section 4 hereof, if Executive were Separated from Service

[3] If this is a new agreement, this sentence is not needed. If this agreement replaces a prior COC Agreement, this sentence should be included with the accurate title of that prior agreement and the date of that prior agreement inserted.

without Cause by the Company or if Executive were to Separate from Service for Good Reason, in either case, immediately following the Change of Control.

17)	Definitions. The following terms, and terms derived from the following terms, shall have the following meanings when used in the Agreement with initial capital letters unless, in the context, it would be unreasonable to do so.
a)	Anticipatory Separation shall mean a Separation from Service that occurs before a Change of Control:
i)	if either:
(1)	the Separation from Service follows any event or condition described in clauses (i) through (iv) of the Good Reason definition, or

(2)	it is a Separation from Service without Cause, and
ii)	Executive reasonably demonstrates:
(1)	the Separation from Service was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change of Control, or

(2)	otherwise arose in connection with or in anticipation of a Change of Control.
b)	Base Salary shall mean the highest annual base salary in effect for Executive at any time in the 12 months preceding the COC Date.

c)	Cause shall mean:
i)	the continued failure of Executive to perform Executive’s duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Board or an officer of the Company which specifically identifies the manner in which the Board or the officer believes that Executive has not substantially performed Executive’s duties;

ii)	the conviction of, or plea of guilty or nolo contendere to, a felony or the willful engaging by Executive in conduct which is materially and demonstrably injurious to the Company;

iii)	Executive’s commission of a material act or material acts of personal dishonesty intended to result in substantial personal enrichment of Executive at the expense of the Company; or

iv)	Executive’s material violation of Company policies relating to Code of Business Conduct, Equal Employment Opportunities and Harassment or Workplace Violence.
Provided, however, that in no event shall Cause exist by virtue of any action taken by Executive (A) in compliance with express written directions of the Board, [the Company’s Chief Executive Officer or the officer to whom Executive reports,4] or (B) in reliance upon the express written consent of the Company’s counsel.

[4]	Bracketed material included only in Tier II and Tier III agreements.

In each case above, for a Separation from Service to be for Cause: (A) Executive must be provided with a Notice of Termination (as described in Section 3(e)) within six (6) months after the Company has actual knowledge of the act or omission constituting Cause; (B) Executive must be provided with an opportunity to be heard by the Board no earlier than thirty (30) days following the Notice of Termination (during which notice period Executive has failed to cure or resolve the behavior in question); and (C) there must be a good faith determination of Cause by at least 2/3rds of the non-employee outside directors of the Company.

Whether a Separation from Service is for Cause as provided above will be determined by the Company in its sole discretion based on all the facts and circumstances.

d)	Change of Control shall be deemed to have occurred upon any of the following events:
i)	the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of common stock of the Company, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company, or (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

ii)	the consummation of any merger or other business combination of the Company, sale or lease of all or substantially all of the Company’s assets or combination of the foregoing transactions (the “Transactions”) other than a Transaction immediately following which the shareholders of the Company and any trustee or fiduciary of any Company employee benefit plan immediately prior to the Transaction own at least 60% of the voting power, directly or indirectly, of (A) the surviving corporation in any such merger or other business combination; (B) the purchaser or lessee of the Company’s assets, or (C) both the surviving corporation and the purchaser or lessee in the event of any combination of Transactions; or

iii)	within any 24-month period, the persons who were directors immediately before the beginning of such period (the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of a successor to the Company. For this purpose, any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least three-fourths of the directors who then qualified as Incumbent Directors (so long as such director was not nominated by a person who has expressed an intent to effect a Change of Control or engage in a proxy or other control contest); or

iv)	such other event or transaction as the Board shall determine constitutes a Change of Control.
e)	COC Date shall mean the date on which a Change of Control occurs. However, if Executive has a Separation from Service prior to a Change of Control by reason of an Anticipatory Separation, the COC Date for Executive shall be the date immediately preceding the occurrence of that Anticipatory Separation.

f)	Disability shall have the same meaning as in the Company’s long term disability plan.

g)	Employment Period shall mean the period commencing on the COC Date and ending on the second anniversary of the COC Date.

h)	Good Reason shall mean any one or more of the following events occurring during the two-year period following the COC Date:
i)	Executive’s annual base salary is reduced below the higher of (A) the amount in effect on the COC Date, or (B) the highest amount in effect at any time thereafter;

ii)	Executive’s Target Bonus is reduced below the Target Bonus as it existed before the COC Date;

iii)	Executive’s duties and responsibilities or the program of incentive compensation (including without limitation long term incentive plans and equity incentive programs), vacation, fringe benefits, perquisites, retirement and general insurance benefits offered to Executive are materially and adversely diminished in comparison to the duties and responsibilities or the program of such benefits enjoyed by Executive on the COC Date;

iv)	Executive is required to be based at a location more than 45 miles from the location where Executive was based and performed services on the COC Date or Executive’s business travel obligations are significantly increased over those in effect immediately prior to the COC Date;

v)	failure by the Company to provide for the assumption of this Agreement by any successor entity; or

vi)	a material breach by the Company of the terms of this Agreement;
provided, however, that any diminution of duties or responsibilities that occurs solely as a result of the fact that the Company ceases to be a public company shall not, in and of itself, constitute Good Reason.

i)	Notice of Termination shall mean a written notice which shall indicate the specific provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Executive’s Separation from Service under the provisions so indicated.

j)	Separation from Service shall mean a severance of Executive’s employment for reasons other than death under circumstances that would qualify as a separation from service as that term is used and defined under section 409A of the Code.
i)	Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Company and Executive both reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to the Company if Executive has been providing services to the Company less than thirty six months).

ii)	A transfer from employment with the Company to employment with an affiliate of the Company shall not constitute a Separation from Service.

iii)	A Separation from Service shall not be deemed to occur while Executive is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as Executive retains a right to reemployment with the Company or an affiliate under an applicable statute or by contract. For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that Executive will return to perform services for the Company or an affiliate.

iv)	Notwithstanding the foregoing, a twenty nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than six (6) months and that causes Executive to be unable to perform the duties of his or her position of employment.
k)	Separation from Service Date shall mean the date on which a Separation from Service occurs.

l)	Separation Period shall mean the period of [ ] months beginning with the Separation from Service Date.[5]

m)	Target Bonus shall mean the target amount of bonus established under the annual bonus plan for Executive for the year in which the Separation from Service occurs. When the context requires, it shall also mean the target amount of bonus established for any earlier or later year.
18)	Dispute Resolution.
a)	ERISA §503 Procedure. Executive and the Company agree that any controversy, claim or dispute arising out of or relating to this Agreement (including, but not necessarily being limited to, the manner of giving the Notice of Termination, the reasons or cause for Executive’s Separation from Service or the amount of compensation due to Executive subsequent to Executive’s Separation from Service) shall be subject to a claims adjudication process analogous to the ERISA §503 process set forth in the SUPERVALU INC. Executive & Officer Severance Pay Plan. Notwithstanding the foregoing, in any litigation or arbitration regarding such matter, deference shall not be afforded to any determination that is made in whole or in part under that process subsequent to a COC Date.

b)	Arbitration Process. Any such claims (excluding, however, claims by the Company relating to Executive’s breach of any of the employee covenants set forth in Section 11 above) not resolved after exhausting that process shall be resolved by binding arbitration before a neutral arbitrator under rules set forth in the Federal Arbitration Act. Executive and the Company agree that such claims may be brought in an appropriate administrative forum, but at the point at which Executive or the Company seeks a judicial forum to resolve the matter, the agreement for binding arbitration becomes effective, and Executive and the Company hereby knowingly and voluntarily waive any right to have any such dispute tried and adjudicated by a judge or jury. During any period in which an Executive’s claim for any benefit under this Agreement is pending (whether under Section 18(a) or Section 18(b)), Executive shall continue to receive Executive’s salary (including any bonus) and benefits as if Executive’s employment with the Company had continued through the date of the arbiters’ determination, and any such payments or benefits shall not be offset against any severance, either under this Agreement or otherwise, to which Executive may be entitled.

c)	Judicial Enforcement. The foregoing not to the contrary, the Company may seek to enforce the employee covenants set forth in Section 11 above, in any court of competent jurisdiction. The agreement to arbitrate shall continue in full force and effect despite the expiration or termination of Executive’s employment relationship with the Company or any of its affiliates. Executive and

[5]	For Tier I – 36 months (three years). For Tier II – 24 months (two years). For Tier III – 12 months (one year)

the Company agree that any award rendered by the arbitrator shall be final and binding and that judgment upon the final award may be entered in any court having jurisdiction thereof. The arbitrator may grant any remedy or relief that the arbitrator deems just and equitable, including any remedy or relief that would have been available to Executive, the Company or any of its affiliates had the matter been heard in court. All expenses of the arbitration, including the required travel and other expenses of the arbitrator and any witnesses, and the costs relating to any proof produced at the direction of the arbitrator, shall be borne equally by Executive and the Company unless otherwise mutually agreed or unless the arbitrator directs otherwise in the award. The arbitrator’s compensation shall be borne equally by Executive and the Company unless otherwise mutually agreed or unless the law provides otherwise.

d)	Injunction and Finality. Executive agrees that any breach of the covenants contained in Section 11 would irreparably injure the Company. Accordingly, Executive agrees that the Company may, in addition to pursuing any other remedies it may have in law or in equity, cease making any payments otherwise required by this Agreement and obtain an injunction against Executive from any court having jurisdiction over the matter restraining any further violation of this Agreement by Executive; provided, however, that the Company may not cease making any payments required by this Agreement until a court or arbitrator(s) having jurisdiction over the matter has made a final non-appealable determination on the merits of such action in the Company’s favor.
                         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Witnesses:	SUPERVALU INC.

Name:

Title:

Executive